Results of Proxy Voting

A special meeting of shareholders of the series of the Trust was held on February 5, 2016. The special meeting was held for the purpose of electing two (2) Trustees to the Trusts Board of Trustees. Shareholders of the series of the Trust voted on the proposal, and elected the following two (2) Trustees at the special meeting:

Jennifer Holden Dunbar

Ronald C. Parker

The results of the proxy solicitation on the preceding matter were as follows:

PIMCO Equity Series VIT

Trustee Nominee                     For            Withheld
Jennifer Holden Dunbar           28,167,158       1,130,926
Ronald C. Parker                 27,897,365       1,400,719